Snail, Inc.

12049 Jefferson Boulevard

Culver City, California 90230

(310) 988-0643

May 13, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Snail, Inc. Registration Statement on Form S-1 Filed on May 8, 2025 File No: 333-287057 Request For Acceleration

Dear Mr. Austin:

On May 12, 2025, Snail, Inc. (the “Registrant”) submitted a letter as correspondence with the United States Securities and Exchange Commission (the “Commission”) via EDGAR requesting that the above-referenced Registration Statement on Form S-1 (File No. 333-287057) (the “Registration Statement”), become effective on Thursday, May 15, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant, however, is requesting to withdraw that the Registration Statement be declared effective at this specific date and time. Rather, the Registrant hereby requests that the Staff take appropriate action to cause the above-referenced Registration Statement to become effective on Wednesday, May 14, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws, including the Securities Act of 1933, as amended, as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Patrick J. Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify Mr. Egan when this request for acceleration has been granted.

Very truly yours,

SNAIL, INC.

By:	/s/ Heidy Chow
Name:	Heidy Chow
Title:	Chief Financial Officer

cc:	Patrick J. Egan, Esq., Blank Rome LLP